March 19, 2010

VIA EDGAR

Mail Stop 3010

Ms. Karen J. Garnett
Assistant Director
United Stated Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	ASI Technology Corporation (the “Company”) Preliminary Information Statement on Schedule 14C Filed February 22, 2010 File No. 000-06428

Dear Ms. Garnett:

We are in receipt of the Staff’s letter dated March 17, 2010, with respect to the above-referenced filing.  We are responding herein to the Staff’s comment as set forth below.

STAFF COMMENT

1. We note your response to comment 1 of our prior letter; however, it remains unclear how you obtained consents from the seven non-affiliated stockholders listed in the table in a manner that did not constitute a solicitation subject to the proxy rules. Please provide us with a more detailed discussion of how you communicated with these stockholders regarding the proposals in a manner that did not constitute a solicitation. Refer to Exchange Act Rule 14a-1(1), which includes, as a solicitation, “communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy,” and Rule 14a-1(f), which includes consents or authorization in the definition of the term “proxy.”

RESPONSE

The seven shareholders referenced in your comment include five individuals that are business friends or family members of management of the Company.  Please note these five individuals comprise the seven shareholders in full, as indicated in the previously provided chart included with the Company’s March 8, 2010 response letter to the Staff.  David Polis is the adult son of Jerry Polis.  Ms. Graham has offices in the same office complex as the Company and the Company consults with her frequently on water rights and land investments, assets owned by the Company.  Mr. Norris is a consultant to the Company for the plasma technology business.  Mr. Susson is long-term friend and business associate of Jerry Polis, the Company’s President which relationship has these gentlemen discussing business matters (related and unrelated to the Company) several times each week.  Ms. Brooks is a neighbor and business friend of Jerry Polis and as a large shareholder is interested in the current business and affairs of the Company and the future.

Ms. Karen J. Garnett
Assistant Director
United Stated Securities and Exchange Commission
March 19, 2010

Each of these parties communicates with management (including Jerry Polis) on a routine and regular basis.  Matters discussed in these communications, include among other things, current public disclosure in the Company’s public filings with the Securities and Exchange Commission with respect to the need for additional financing through new offerings or the sale of investment assets as well as plans to grow the existing plasma technology business, acquire other technologies or seek new business opportunities. Although these shareholders are not active in the Company’s executive management, they stay informed on a regular and frequent basis.  Recent discussions related to the need of the Company to have additional shares available for issuance for any possible opportunities that may be identified by the Company and the need to have a new option plan approved in order to replace the expiring plan.  Their intentions to support these required actions were clear and also how under Nevada law they could approve such actions by written consent for the items set forth in the Information Statement.

We further advise the Staff that Nevada Revised Statute (“NRS”) Section 78.320(2) states in part that: “Unless otherwise provided in the articles of incorporation or bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power.”  The Company’s Board of Directors approved the proposed items.  Those familiar with the actions taken, business friends and family, subsequently returned written consent to the actions taken by the Board of Directors, without solicitation by the Company or directors.  As such, the action taken was in compliance with NRS 78.320(2).  As the Staff is aware, the term “solicitation” as defined by the provisions of Rule 14a-1(1) of Regulation 14A excludes as a “solicitation”, the furnishing of any form of proxy to a security holder on the unsolicited request of such security holder. Accordingly, pursuant to the provisions of Rule 14a-1(1)(l)(2)(i), it is the opinion of the Company, that a solicitation has not occurred with respect to those matters specified in the Information Statement.

* * *

Management acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing information to Henry Lichtenberger, Esq., Sklar Williams LLP at 702-360-6000 (fax 702-360-0000) or to the undersigned at 702-734-1888 (fax 702-737-6900). Thank you in advance for your cooperation in connection with this matter.

Sincerely,
/s/ Jerry E. Polis
Jerry E. Polis
President
ASI Technology Corporation

c:	Henry Lichtenberger, Esq.